ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

December 15, 2004	Ryan C. Larrenaga (617)951-7893 rlarrenaga@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549-0505

Re:	PIMCO Floating Rate Strategy Fund (the “Fund”)

(Investment Company Act File No. 811-21601)

Ladies and Gentlemen:

We are filing today through EDGAR Pre-effective Amendment No. 1 to the Registration Statement of the Fund filed on Form N-2 under the Securities Act of 1933 as amended (the “Securities Act”), on behalf of PIMCO Floating Rate Strategy Fund, a Massachusetts business trust, on November 4, 2004. The Registration Statement relates to the proposed offering by the Registrant of its Preferred Shares of beneficial interest.

This amendment incorporates comments received from the staff of the Securities and Exchange Commission in a letter dated December 2, 2004.

Please direct any questions or comments regarding this filing to me at (617) 951-7893, or in my absence to Kathy-Ann Hart at (617) 951-7869. Thank you for your attention in this matter.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

cc:	Newton B. Schott, Jr.
Brian S. Shlissel
Joseph B. Kittredge, Jr.
David C. Sullivan